Exhibit 99.2

AUTOLUS THERAPEUTICS PLC

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of November 6, 2021 by and among Autolus Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Company”), and BXLS V – Autobahn L.P. (the “Investor”). Capitalized terms used herein have the respective meanings ascribed thereto in the Purchase Agreement unless otherwise defined herein.

The parties hereby agree as follows:

1.Definitions.

As used in this Agreement, the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the first paragraph.

“Allowed Delay” has the meaning set forth in Section 2.3(b).

“Blackout Period” has the meaning set forth in Section 2.4(b).

“Company” has the meaning set forth in the first paragraph and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

“Cut Back Shares” has the meaning set forth in Section 2.5.

“Depositary” means Citibank, N.A..

“Effectiveness Failure” has the meaning set forth in Section 2.4(b).

“Effectiveness Period” has the meaning set forth in Section 3(a).

“Filing Deadline” has the meaning set forth in Section 2.1(a).

“Filing Failure” has the meaning set forth in Section 2.4(a).

“Inspectors” has the meaning set forth in Section 4.

“Investor” has the meaning set forth in the first paragraph and any Affiliate or permitted transferee.

“Maintenance Failure” has the meaning set forth in Section 2.4(b).

“Prospectus” means (i) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the 1933 Act.

“Private Placement Shares” means the ordinary shares, nominal value $0.000042 per share, of the Company (“Ordinary Shares”), represented by American Depositary Shares, each such American Depositary Share representing one ordinary share of the Company (“ADSs”), sold to the Investor pursuant to the Purchase Agreement.

“Purchase Agreement” means the Securities Purchase Agreement made and entered into as of November 6, 2021 by and between the Company and the Investor.

“Records” has the meaning set forth in Section 4.

“Register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registrable Securities” means all of (i) the Shares and (ii) any other Ordinary Shares issued as a dividend or other distribution with respect to, in exchange for or in replacement of the Shares; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) with respect to a particular holder upon the first to occur of (A) a Registration Statement with respect to the sale of such Registrable Securities being declared effective by the SEC under the 1933 Act and such Registrable Securities having been sold, disposed of or transferred by the holder thereof in accordance with such effective Registration Statement, (B) such Registrable Securities having been previously sold or transferred by the holder in accordance with Rule 144 (or another exemption from the registration requirements of the 1933 Act but excluding transfers to Affiliates), and (C) such Registrable Securities becoming eligible for resale by the holder pursuant to Rule 144 without volume or manner of sale restrictions.

“Registration Statement” means any registration statement of the Company under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

“Restriction Termination Date” has the meaning set forth in Section 2.5.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Restrictions” has the meaning set forth in Section 2.5.

“Selling Securityholder Questionnaire” means the Selling Securityholder Questionnaire substantially in the form attached hereto as Exhibit A.

“Shares” means the Warrant Conversion Shares and the Private Placement Shares.

“Warrant” means that certain warrant for the purchase of ADSs, by and between BXLS V – Autobahn L.P. and the Company, dated as of November 6, 2021.

“Warrant Conversion Shares” means the ADSs issuable upon conversion of the Warrant.

2. Registration.

2.1. Registration Statements.

(a)Promptly following the Closing Date, but no later than forty-five (45) calendar days following the Closing Date (the “Filing Deadline”), the Company shall prepare and file, or cause to be prepared and filed, with the SEC one Registration Statement covering the resale of all of the Registrable Securities. Subject to any SEC comments, such Registration Statement shall include the plan of distribution substantially in form and substance as set forth in Part III of the Investor’s Selling Securityholder Questionnaire. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Ordinary Shares resulting from share splits or sub-divisions, share dividends or similar transactions with respect to the Shares. The Company will, (A) at least three (3) Business Days prior to the anticipated filing of a Registration Statement or any related Prospectus or any amendment or supplement thereto (including any documents incorporated by reference therein), furnish to the Investor and its respective counsel copies of all such documents proposed to be filed and make such representatives of the Company as shall be reasonably requested by the Investor available for discussion of such documents, (B) use its reasonable best efforts to address in each such document prior to being so filed with the SEC such comments as the Investor or its counsel reasonably proposed within two (2) Business Days of receipt of such copies by the Investor and (C) not file any Registration Statement or related Prospectus or any amendment or supplement thereto containing information regarding the Investor to which Investor reasonably objects, unless such information is required to comply with any applicable law or regulation.

(b)The Company shall use commercially reasonable efforts to register the Registrable Securities on Form F-3 or S-3, as the case may be, promptly following the date such form is available for use by the Company for all of the Registrable Securities, provided that if at such time the Registration Statement is on Form F-1 or Form S-1, as the case may be, the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 or S-3, as applicable, covering the Registrable Securities has been declared effective by the SEC. In the event the Company is eligible to file a Registration Statement on Form F-3 or S-3 at a time when Registrable Securities are covered under a Registration Statement on Form F-1 or S-1, the Company shall use commercially reasonable efforts to file such Registration Statement on Form F-3 or S-3 to cover such Registrable Securities as promptly as possible.

2.2.Expenses. The Company will pay all expenses associated with each Registration Statement, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold. Except as provided in Section 6 hereof and for the one legal counsel selected by the Investor pursuant to Section 2.5 hereof, the Company shall not be responsible for legal fees incurred by holders of Registrable Securities in connection with the performance of its rights and obligations under the Transaction Documents. The Company shall pay all expenses of the Depositary in connection with issuance of the Shares.

2.3.Effectiveness.

(a)The Company shall use commercially reasonable efforts to have each Registration Statement declared effective as soon as practicable following notification by the SEC to the Company that it has completed its review of (or will not be reviewing) such Registration Statement. The Company shall notify the Investor by facsimile or e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after the Registration Statement is declared effective or is supplemented and shall provide the Investor with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(b)Notwithstanding anything to the contrary contained herein, the Company may, upon written notice to any holder of Registrable Securities included in a Registration Statement (provided that such notice shall not, without the prior written consent of a holder of Registrable Securities, disclose to such holder of Registrable Securities any material nonpublic information regarding the Company), suspend the use of any Registration Statement, including any Prospectus that forms a part of a Registration Statement, if the Company (X) determines that it would be required to make disclosure of material nonpublic information in the Registration Statement concerning the Company, the disclosure of which the Company has a bona fide business purpose to keep confidential or (Y) the Company determines in good faith it must amend or supplement the Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading; provided, however, in no event shall holders of Registrable Securities be suspended from selling Registrable Securities pursuant to the Registration Statement for a period that exceeds 30 consecutive calendar days or 90 total calendar days in any 360-day period (any such suspension contemplated by this Section 2.3(b), an “Allowed Delay”); provided, further, that the Company shall promptly (a) notify Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of Investor) disclose to Investor any material nonpublic information giving rise to an Allowed Delay, (b) advise the Investor in writing to cease all sales under such Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable. Upon disclosure of such information or the termination of the condition described above, the Company shall provide prompt notice to holders whose Registrable Securities are included in the Registration Statement, and shall promptly terminate any suspension of sales it has put into effect and shall take such other reasonable actions to permit registered sales of Registrable Securities as contemplated hereby.

2.4.Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement.

(a)If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the third (3rd) Business Day following the Filing Deadline (a “Filing Failure”), the Company will make pro rata payments to Investor, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount invested by Investor for each 30-day period or pro rata for any portion thereof following the Filing Deadline for which no Registration Statement is filed with respect to the Registrable Securities. Such payments shall constitute the Investor’s exclusive monetary remedy for such events, but shall not affect the right of the Investor to seek injunctive relief. Such payments shall be made to the Investor in cash no later than three (3)

Business Days after the end of each 30-day period (the “Payment Date”). Interest shall accrue at the rate of 1.0% per month on any such liquidated damages payments that shall not be paid by the Payment Date until such amount is paid in full.

(b)Subject to Section 2.5, if (A) a Registration Statement covering the Registrable Securities is not declared effective by the SEC (an “Effectiveness Failure”) prior to the earlier of (i) five (5) Business Days after the SEC informs the Company that no review of such Registration Statement will be made or that the SEC has no further comments on such Registration Statement and (ii) the 90th day after the Closing Date (or the 120th day if the SEC reviews such Registration Statement) (the “Effectiveness Deadline”), or (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company’s failure to update such Registration Statement), but excluding any Allowed Delay or the inability of any Investor to sell the Registrable Securities covered thereby due to market conditions or, if the Registration Statement is on Form F-1 or S-1, for a period of twenty (20) days following the date on which the Company files a post-effective amendment to incorporate the Company’s Annual Report on Form 20-F or Form 10-K, as the case may be (a “Maintenance Failure”), then the Company will make a payment to Investor as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount invested by Investor for such Registerable Securities then held by the Investor on each of the following days: (i) the initial day of the Effectiveness Failure and each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been effective and (ii) the initial day of a Maintenance Failure and each 30-day period or pro rata for any portion thereof following the date by which such sales should have been made pursuant to such Registration Statement (the “Blackout Period”). Such payments shall constitute the Investor’s exclusive monetary remedy for such events, but shall not affect the right of the Investor to seek injunctive relief. The amounts payable as liquidated damages pursuant to this paragraph shall be paid promptly but no later than five (5) Business Days after each such 30-day period following the commencement of the Blackout Period until the termination of the Blackout Period (the “Blackout Period Payment Date”). Such payments shall be made to Investor in cash. Interest shall accrue at the rate of 1.0% per month on any such liquidated damages payments that shall not be paid by the Blackout Period Payment Date until such amount is paid in full.

(c)The parties agree that notwithstanding anything to the contrary herein or in the Purchase Agreement:

(i)no liquidated damages shall be payable with respect to any period after the expiration of the Effectiveness Period (as defined below) (it being understood that this sentence shall not relieve the Company of any such payments accruing prior to the expiration of the Effectiveness Period), and in no event shall the aggregate amount of liquidated damages (or interest thereon) payable to the Investor exceeds, in the aggregate, four percent (4.0%) of the aggregate purchase price paid by the Investor pursuant to the Purchase Agreement; and

(ii)the Filing Deadline and each Effectiveness Deadline for a Registration Statement shall be extended and any Maintenance Failure shall be automatically waived by no action of the Investor, in each case, without default by or liquidated damages payable by the Company hereunder to Investor in the event that the Company’s failure to make such filing or obtain such effectiveness or a Maintenance Failure results solely and directly from the failure of the Investor to timely provide the Company with information requested by the Company and necessary to complete a Registration Statement in accordance with the requirements of the 1933 Act (in which case any such deadline would be extended, and a Maintenance Failure waived, with respect to all Registrable Securities until such time as the Investor provides such requested information).

2.5.Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act (provided, however, the Company shall be obligated to use diligent efforts with the SEC for the registration of all the Registerable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires any Investor to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registerable Securities thereof and (ii) use best efforts to advocate before the SEC its reasonable position that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and the Investor is not an “underwriter.” The Investor shall have the right to select one legal counsel to review and oversee any registration or matters pursuant to this Section 2.5, including participation in any meetings or discussions with the SEC regarding the SEC’s position and to comment on any written submission made to the SEC with respect thereto. No such written submission with respect to this matter shall be made to the SEC to which the Investor’s counsel reasonably objects. In the event that, despite the Company’s best efforts and compliance with the terms of this Section 2.5, the SEC does not alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not agree to name any Investor as an “underwriter” in such Registration Statement without the prior written consent of the Investor. In the event of a cutback hereunder, the Company shall give the Investor at least five (5) Business Days prior written notice along with the calculations of the Investor’s allotment. No liquidated damages shall accrue as to any Cut Back Shares until such date as the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions applicable to such Cut Back Shares (such date, the “Restriction Termination Date”). In furtherance of the foregoing, the Investor shall provide the Company with prompt written notice of its sale of substantially all of the Registerable Securities under such Registration Statement such that the Company will be able to file one or more additional Registration Statements covering the Cut Back Shares. From and after the Restriction Termination Date applicable to any Cut Back Shares, all of the provisions of this Section 2 (including the Company’s obligations with respect to the filing of a Registration Statement and its obligations to use commercially reasonable efforts to have such Registration Statement declared effective within the time periods set forth herein and the liquidated damages provisions relating thereto) shall again be applicable to such Cut Back Shares; provided, however, that (i) the Filing Deadline for such Registration Statement including such Cut Back Shares shall be ten (10) Business Days after such Restriction Termination Date, and (ii) the date by which the Company is required to obtain effectiveness with respect to such Cut Back Shares under Section 2.3 shall be the 90th day immediately after the Restriction Termination Date (or the 120th day if the SEC reviews such Registration Statement).

2.6ADS Registration. During the Effectiveness Period (as defined below), the Company shall use its commercially reasonable efforts to ensure that the ADSs representing Ordinary Shares constituting Registrable Securities are registered under the 1933 Act and that the ADSs are registered under the 1934 Act.

3.Company Obligations.

The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a)use commercially reasonable efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement, as amended from time to time, have been sold and (ii) the date on which there cease to be any Registrable Securities (the “Effectiveness Period”) and advise the Investor promptly in writing when the Effectiveness Period has expired;

(b)prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and the related Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

(c)provide copies to and permit Investor to review each Registration Statement and all amendments and supplements thereto prior to their filing with the SEC;

(d)furnish to Investor whose Registrable Securities are included in any Registration Statement (i) promptly after the same is prepared and filed with the SEC, if requested by the Investor, one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by Investor that are covered by such Registration Statement (it being understood and agreed that such documents, or access thereto, may be provided electronically);

(e)use best efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order as soon as practicable;

(f)prior to any public offering of Registrable Securities, use best efforts to register or qualify or cooperate with the Investor and their counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by the Investor; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(f), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(f), or (iii) file a general consent to service of process in any such jurisdiction;

(g)use best efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(h)promptly notify the Investor, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (provided that such notice shall not, without the prior written consent of Investor, disclose to Investor any material nonpublic information regarding the Company), and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(i)otherwise use best efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, including, without limitation, Rule 172 under the 1933 Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the 1933 Act, promptly inform the Investor in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Investor is required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder;

(j)within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Company shall deliver to the Depositary (with a copy to the Investor whose Registrable Securities are included in such Registration Statement, of which an email confirmation is sufficient) confirmation that such Registration Statement has been declared effective by the SEC; and

(k)with a view to making available to the Investor the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investor to sell the Shares to the public without registration, the Company covenants and agrees to: (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Shares may be sold without restriction (including any volume or manner-of-sale restrictions and taking into consideration the tacking provisions available under Rule 144) by the holders thereof pursuant to Rule 144 or any other rule of similar effect or (B) such date as all of the Shares shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish to Investor upon request, as long as Investor owns any Shares, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of the Company’s most recent Annual Report on Form 20-F or Form 10-K, as the case may be, or quarterly financial statements on Form 6-K or Form 10-Q, as the case may be (of which a link to such filing on the SEC’s EDGAR website shall be sufficient, and (C) such other information as may be reasonably requested in order to avail Investor of any rule or regulation of the SEC that permits the selling of the Registrable Securities without registration.

(l)without limiting the foregoing, use its commercially reasonable efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the holders of such Registrable Securities to consummate the disposition of such Registrable Securities in accordance with their intended method of distribution thereof, provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits in any jurisdiction where it is not now so subject;

(m) notify the holders of Registrable Securities promptly of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus or for additional information; and (n)cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the holders of the Registrable Securities may reasonably request to the extent permitted by such Registration Statement or Rule 144 to effect sales of Registrable Securities ; for the avoidance of doubt, the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System (the “DTCDRS”);

(o)not later than the effective date of such Registration Statement, provide a CUSIP number for all Registrable Securities and provide the applicable transfer agent with printed certificates or uncertificated shares for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company; for the avoidance of doubt, that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of the DTCDRS;

(p)take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to the Company, the Company will take all reasonable action to make any such prohibition inapplicable; and

(q)otherwise use its commercially reasonable efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby to the extent provided for herein.

4.Due Diligence Review; Information.

The Company shall, upon reasonable prior notice, make available, during normal business hours, for inspection and review by the Investor and any attorneys, accountants, advisors to and representatives of the Investor (who may or may not be affiliated with the Investor) (collectively, the “Inspector”), all pertinent financial and other records, and all other corporate documents and properties of the Company (collectively, the “Records”), as may be reasonably necessary for the purpose of such review, and cause the Company’s officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by the Inspectors

(including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of such Registration Statement for the sole purpose of enabling Investor and its accountants and attorneys to conduct such due diligence for the purpose of establishing a due diligence defense to underwriter liability under the 1933 Act; provided, however, that Inspector shall have agreed in writing to hold in strict confidence and to not make any disclosure (except to Investor) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this Section 4 or any other Transaction Document. Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.

Notwithstanding the foregoing, the Company shall not disclose material nonpublic information and/or inside information (as defined in Article 7 of MAR) to the Investor, or to advisors to or representatives of the Investor, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and/or inside information and provides to the Investor, its advisors and its representatives with the opportunity to accept or refuse to accept such material nonpublic information and/or inside information for review and the Investor wishing to obtain such information enters into an appropriate confidentiality and non-use agreement with the Company with respect thereto (including with respect to any board designation right of the Investor).

5.Obligations of the Investor.

(a)The Investor shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities, and shall execute such documents, including the Selling Securityholders Questionnaire, in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify Investor of the information the Company requires from Investor if Investor elects to have any of the Registrable Securities included in such Registration Statement. The Investor shall provide such information to the Company at least two (2) Business Days prior to the first anticipated filing date of such Registration Statement if Investor elects to have any of the Registrable Securities included in such Registration Statement. It is agreed and understood that it shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities that (i) Investor furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities, and (ii) the Investor execute such documents in connection with such registration as the Company may reasonably request, including, without limitation, a waiver of its registration rights hereunder to the extent an Investor elects not to have any of its Registrable Securities included in a Registration Statement.

(b)Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

(c)Investor agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2.3(b) or (ii) the happening of an event pursuant to Section 3(h) hereof, Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities, until the Investor is advised by the Company that such dispositions may again be made.

(d)Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement.

6.Indemnification.

6.1.Indemnification by the Company. The Company will indemnify and hold harmless Investor and its officers, directors, partners, members, employees, investment advisers and agents, and each other person, if any, who controls Investor within the meaning of the 1933 Act, against any losses, claims, costs (including reasonable costs of preparation and reasonable attorneys’, accountants’ and experts’ fees), expenses, judgments, fines, damages or liabilities, joint or several, interest, settlements or any other amounts to which they may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of, result from, relate to, or are based upon (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof or (ii) any violation or alleged violation by the Company or any of its Subsidiaries, or its agents of the 1933 Act, the 1934 Act, any state securities laws or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration, and will reimburse Investor, and each such officer, director, partner, member, employee, investment adviser, agent and each such controlling person for any documented legal or other documented, out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage or liability (or action in respect thereof); provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by Investor or any such controlling person in writing specifically for use in such Registration Statement or Prospectus, (ii) the use by an Investor of an outdated or defective Prospectus after the Company has notified Investor in writing that such Prospectus is outdated or defective, (iii) an Investor’s failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required (and not exempted) to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities, or (iv) the Investor’s bad faith, gross negligence, recklessness, fraud or willful misconduct.

6.2.Indemnification by the Investor. Investor agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in any Registration Statement or Prospectus or preliminary Prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by Investor to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of Investor be greater in amount than the dollar amount of the proceeds (net of all expense paid by Investor in connection with any claim relating to this Section 6 and the amount of any damages Investor has otherwise been required to pay by reason of such untrue statement or omission) received by Investor upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation.

6.3.Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which shall not be unreasonably withheld or conditioned, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

6.4.Contribution. If for any reason the indemnification provided for in the preceding Sections 6.1 and 6.2 is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. Except to the extent that any such losses, claims, damages or liabilities are finally judicially determined to have resulted from a holder of Registrable Securities’ bad faith, gross negligence, recklessness, fraud or willful misconduct, in no event shall the contribution obligation of such holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 6 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

7.Preservation of Rights. The Company shall not enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the holders of Registrable Securities in this Agreement.

8.Miscellaneous.

8.1.Amendments and Waivers. This Agreement may be amended only by a writing signed by the Company and the Investor. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission from the Investor.

8.2.Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 11.4 of the Purchase Agreement.

8.3.Assignments and Transfers by Investor. The provisions of this Agreement shall be binding upon and inure to the benefit of the Investor and its successors and assigns. Investor may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by Investor to such person; provided that (i) the Investor agrees in writing with the transferee or assignee to assign such rights and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (A) the name and address of such transferee or assignee and (B) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act or applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; (v) such transfer shall have been made in accordance with the applicable requirements of the Purchase Agreement and (vi) unless the transferee or assignee is an Affiliate of, and after such transfer or assignment continues to be an Affiliate of, Investor, the amount of Registrable Securities transferred or assigned to such transferee or assignee represents at least $1.0 million of Registrable Securities (based on the then-current market price of the ADSs).

8.4. Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Investor, provided, however, that in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Registrable Securities are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Investor in connection with such transaction unless such securities are otherwise freely tradable by the Investor after giving effect to such transaction.

8.5. Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.7. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.8. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

8.9. Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

8.10. Entire Agreement. This Agreement and the other Transaction Documents are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement and the other Transaction Documents supersede all prior agreements and understandings between the parties with respect to such subject matter.

8.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

8.12. Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:	AUTOLUS THERAPEUTICS PLC

By:
Name: Christian Itin
Title: Chief Executive Officer

INVESTOR:

By:
Name:
Title:

Contact Information:

Address:_______________________________________________
______________________________________________________
______________________________________________________

Fax:___________________________________________________

Email:_________________________________________________

[Signature Page to Registration Rights Agreement]

EXHIBIT A

Selling Securityholder Questionnaire

The undersigned beneficial owner of ordinary shares, including in the form of American Depositary Shares (the “Registrable Securities”), nominal value $0.000042 per share of Autolus Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended, of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling securityholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

(a)	Full Legal Name of Selling Securityholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Selling Securityholder:

Telephone:

Fax:
Contact Person:

3.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐ No ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

Note:	If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(d)

If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Beneficial Ownership of Securities of the Company Owned by the Selling Securityholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other securities beneficially owned by the Selling Securityholder:

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner:

By:
Name:
Title:

PLEASE OR EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

[Contact Info]